Exhibit 99.7

Disclosure of Transactions in Own Shares

Paris, April 15, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from April 08 to April 12, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
08/04/2024	250,711	67.577211	16,942,350.15	XPAR
08/04/2024	110,000	67.570010	7,432,701.10	CEUX
08/04/2024	10,000	67.515626	675,156.26	TQEX
08/04/2024	25,000	67.561411	1,689,035.28	AQEU
09/04/2024	246,686	67.811323	16,728,104.03	XPAR
09/04/2024	110,000	67.823472	7,460,581.92	CEUX
09/04/2024	16,000	67.846246	1,085,539.94	TQEX
09/04/2024	20,000	67.838960	1,356,779.20	AQEU
10/04/2024	247,386	67.906864	16,799,207.46	XPAR
10/04/2024	110,000	67.920727	7,471,279.97	CEUX
10/04/2024	15,000	67.930706	1,018,960.59	TQEX
10/04/2024	20,000	67.934706	1,358,694.12	AQEU
11/04/2024	253,964	68.452306	17,384,421.44	XPAR
11/04/2024	110,000	68.490396	7,533,943.56	CEUX
11/04/2024	10,000	68.530981	685,309.81	TQEX
11/04/2024	20,000	68.495246	1,369,904.92	AQEU
12/04/2024	253,790	68.987422	17,508,317.83	XPAR
12/04/2024	110,000	69.000407	7,590,044.77	CEUX
12/04/2024	10,000	69.005351	690,053.51	TQEX
12/04/2024	20,000	69.005694	1,380,113.88	AQEU
Total	1,968,537	68.152389	134,160,499.72

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).